Filed Pursuant to Rule 424(b)(3)
File No.: 333-148854

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 10 DATED OCTOBER 29, 2010
TO THE PROSPECTUS DATED APRIL 30, 2009

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated April 30, 2009 (the “Prospectus”) and Supplement No. 8, dated April 27, 2010.  This Supplement supercedes and replaces Supplement No. 9, dated June 30, 2010. The Prospectus superseded and replaced the original prospectus for this offering, dated July 1, 2008, and all prior supplements to such prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to provide information regarding the termination of our current public offering.

We have postponed the termination of our current offering of shares made by the Prospectus until December 31, 2010. We may further extend or terminate this offering at any time. As described previously, in consideration of market conditions and other factors, on November 30, 2009, our board of directors determined to cease new sales of primary offering shares and we have not accepted any subscriptions for such shares dated after December 31, 2009. Our board of directors is considering various future capital raising strategies, and we may resume capital raising in the future under a new primary offering. Hines REIT will continue to sell the dividend reinvestment plan shares ("DRP Shares") offered pursuant to the Prospectus. The Prospectus, Supplement No. 8 and this Supplement should therefore be read in light of the fact that new sales of primary offering shares ceased after December 31, 2009, and only DRP Shares continue to be sold pursuant to the Prospectus.